UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No             X

BBVA Creating Opportunities
BBVA: accelerating profitable growth
BBVA Investor Day CARLOS TORRES VILA, CHAIRMAN ONUR GENÇ, CEO

Disclaimer
This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.
This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.
This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.
Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. 2

01
BBVA Creating Opportunities
Economic recovery in an age of opportunity

The economic recovery continues despite short term pressures
CONSUMPTION INDEX1 GDP GROWTH (%) (7D CUMULATIVE VS. SAME PERIOD IN 2019)
Footprint2 World 6.1
200% 5.9 4.7 2.9 4.6
USA
150% 2.2 5.2 4.5
Europe -3.2
100% 1.3 -3.4 -6.5
50%
Jan-20 May-20 Sep-20 Jan-21 May-21 Sep-21 2019 2020 2021e 2022e
PRIVATE INVESTMENT INDEX3 INFLATION5 (%) (28D CUMULATIVE VS. SAME PERIOD IN 2019)
Footprint4 World
150% 4.3 3.7 3.6
USA 3.1
125%
3.8 3.6
100% Europe 1.8
1.2
2.3
75% 0.3 1.9 1.2
50%
Jan-20 May-20 Sep-20 Jan-21 May-21 Sep-21 2019 2020 2021e 2022e
Source: BBVA Research. (1) Considers spending at BBVA Point of Sale (POS) by BBVA and non-BBVA customers and spending by BBVA customers at non-BBVA POS. (2) Average data for BBVA’s footprint: Spain, Mexico, Turkey, Peru, Colombia and Argentina. (3) Proxied by total inflows received by firms classified by NACE codes from the current account transfers on daily basis. (4) Average data for footprint: Spain, Mexico, Turkey, Peru and Colombia. (5) Average annual inflation.
4

/ 5
Source: McKinsey Global Digital Sentiment Insights survey.
Covid has accelerated pre-existing trends
0%
100%
80%
60%
40%
20%
0
100
80
60
40
20
Entertainment
Utilities
Telco carriers
Public sector
Insurance Banking
Travel Retail
+35 p.p. +46 p.p. +36 p.p. +45 p.p. +46 p.p. +38 p.p. +15 p.p.
DIGITAL ADOPTION BY INDUSTRY IN EUROPE AND US
PERCENTAGE OF USERS WHO USED DIGITAL OR REMOTE CHANNELS (6 MONTHS PRIOR TO APRIL 2021 VS. 6 MONTHS PRIOR TO APRIL 2020) 5
2/ 2

/ 6 Disruptive innovation driven by digitalization and decarbonization Deep impact in all sectors of the economy Technological disruptions have traditionally boosted economic growth and productivity We are living disruptive times, an age of opportunity Source: ARK Investment Management LLC (https://ark-invest.com/white-papers/innovation-why-now-white-paper/). Steam engine Internal Combustion Engine Telephone Electricity Computers Internet Impact on Economic Productivity 1780 1787 1794 1801 1808 1815 1822 1829 1836 1843 1850 1857 1864 1871 1878 1885 1992 1889 1906 1913 1920 1927 1934 1941 1948 1955 1962 1969 1976 1983 1990 1997 2004 2011 2018 2025 ESTIMATED IMPACT OF TECHNOLOGY AND INNOVATION ON ECONOMIC PRODUCTIVITY AI Blockchain Energy storage Autonomous mobility Robotics Life sciences/Genetics

/ 7 NET ZERO 2050 ENERGY MIX (EXAJOULES1) Source: Based on data from International Energy Agency (2021) Net Zero by 2050: Net Zero by 2050 Scenario—Data product—IEA; as modified by BBVA Research. Renewables will displace fossil fuels Decarbonization is king among these trends Source: Lenaerts, Tagliapietra and Wolff (2021). Large investment needs over the next 30 years to reach Net Zero GLOBAL INVESTMENT NEEDS IN ORDER TO REACH NET ZERO CO2 EMISSIONS FROM ENERGY BY 2050 (2021-2050) $150TRILLION ~5%WORLD GDP Emerging markets should be among those leading the race, relative to GDP, with over $1 trillion investment annually2, seven times current levels 0 100 200 300 400 500 600 2000 2010 2020 2030 2040 2050 (every year for 30 years) Fossil Nuclear Renewables (1) Exajoule (EJ) equals 1018 Joules. (2) Excluding China, IEA, Financing Clean Energy Transitions in Emerging and Developing Economies, 2021.

02
BBVA is uniquely
positioned in this age of
opportunity
BBVA Creating Opportunities

/ 9 Leading franchises in very attractive markets Sep-21 Market share1 (%) Ranking1 ROE (%) vs. industry2 (bps) Spain 13.1% #3 12.3% (+350 bps) Mexico 23.8% #1 22.2%(+1,070 bps) Turkey 18.2% #2 19.1%(+840 bps) Colombia 10.5% #4 16.4%(+530 bps) Peru 21.3% #2 12.6%(+270 bps) (1) Latest available market shares, Ranking among peer group. Turkey among private banks. (2) ROE under local criteria as of 9M21, except Colombia 8M21. Excludes Corporate Center expenses. STRONG POSITION LEADING PROFITABILITY 1

/ 10 (1) According to ‘The Forrester Digital Experience Review™: European Mobile Banking Apps, Q3 2021’. (2) According to Dow Jones Sustainability Index.Trend-setters in Digital and SustainabilityDigital experience leaderfive years in a row1DIGITAL ACQUISITION(%; VAR 9M19-9M21)DIGITAL SALES(%, UNITS)25%72%2016 9M21WE HAVE DOUBLED OUR 2025 PLEDGE(€ BN)+91%LEVERAGING OUR DIGITAL EDGE PIONEERING SUSTAINABILITYMost sustainable European bank22018 2019 2020 2021 2022 2023 2024 2025€200BnPLEDGE3Q212€75 BnTotal channeled

/ 11 Differential culture and mindset To bring the age of opportunity to everyone Customer comes first We think big We are one team VALUE DRIVEN ORGANIZATION MOST ENGAGED Financial sector +8 bps +14 bps All companies +4 bps GALLUP SURVEY 2020 VS 2019 (BPS YOY IMPROVEMENT) AGILE Started in 2014 in Digital area in Spain, extended in 2018 across areas and countries Over 30,000 employees working under Agile 3

/ 12 (1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. 9.3% 4.9% STRONG PRE-PROVISION PROFIT AND BEST-IN-CLASS EFFICIENCY Proven track record of solid financial returns PRE-PROVISION PROFIT / RWAS (2016-9M21 ANNUALIZED, %) European peer 52 group average1 45 68 62 2016 9M21 EFFICIENCY RATIO (%; 2016-9M21) ROTE (%; 2016-9M21 AVERAGE) EUROPEAN PEER GROUP AVERAGE1 OUTPERFORMING OUR PEERS ON PROFITABILIY 3.0% 3.8% 2.7% 2.2% 2016 2017 2018 2019 2020 9M21 EUROPEAN PEER GROUP AVERAGE1 4

/ 13 Disciplined capital allocation Clear commitment to shareholder value creation FOCUS ON MARKETS WITH SCALE AND PROFITABILITY Market share Profitability SUCCESSFUL DIVESTMENTS CAPITAL ALLOCATION TOWARDS MARKETS WITH SCALE AND PROFITABLE FRANCHISES VALUE TO SHAREHOLDERS TOTAL SHAREHOLDER RETURN (% VAR.; 2019-2021YTD1) -7% 24% 51% STOXX EUROPE 600 BANKS SPANISH BANKS2 (1) Period from January 1, 2019, to November 12, 2021. (2) BKIA, BKT, CABK, LBK, SAB, SAN, UNI. 5

/ 14 Excess capital for shareholders distributions and growth 14.73% -25 bps 12.72% -130 bps -46 bps Sep.21 Restructuring costs in Spain Share Buyback Garanti BBVA takeover bid Sep.2021 3 (Pro-Forma) A CLEAR FOCUS ON VALUE CREATION FULLY-LOADED CET 1 (%) (1) CET1 as of September 2021 excluding restructuring costs in Spain. (2) Considering the maximum amount of €3.5 Bn of the share buyback program. (3) Assuming 100% acceptance on voluntary takeover bid on Garanti BBVA shares currently not owned by BBVA (50.15%). 2 11.5 – 12.0% target range 6 1

/ 15 Shareholders distributions increase NEW DISTRIBUTION POLICY1 Payout 40-50% SHARE BUYBACK2 €1.5Bn 1st Tranche To be executed in the following 3-4 months (1) Includes the possibility of combining cash distributions with share buybacks. (2) The execution of the €3.5 Bn share buyback program scheme (including its first tranche) is considered an extraordinary shareholder distribution and is therefore not included in the scope of the new distribution policy. We will start shortly after the Investor Day with the execution of the first €1.5 Bn tranche which will not be subject to any maximum share price. We estimate the execution will take 3 to 4 months. €3.5Bn Program

/ 16 BBVA is uniquely positioned in this age of opportunity KEY STRENGTHS Leading franchises in 1 very attractive markets 2 Trend setters in Digital and Sustainability 3 Differential culture and mindset 4 Proven track record of solid financial returns 5 Disciplined capital allocation 6 Excess capital for shareholder’s distributions and growth

03 Our ambitious long-term goals BBVA Creating Opportunities

/ 18 Accelerating profitable growth and value creation for shareholders HISTORICAL TREND (2016-9M21 BBVA, 9M21 PEER AVG, %) COST TO INCOME 51.9 44.7 62.3 2016 9M21 2024 GOAL (%) 42% PEERS1 (1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG.

/ 19 Accelerating profitable growth and value creation for shareholders HISTORICAL TREND (2016-9M21 BBVA, 9M21 PEER AVG, %) ROTE 8.2 11.7 9.5 2016 9M21 2024 GOAL (%) 14% PEERS1 (1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG.

/ 20 Accelerating profitable growth and value creation for shareholders HISTORICAL TREND (2018-9M21, % CAGR) TANGIBLE BOOK VALUE PER SHARE + DIVIDENDS 2024 GOAL (% CAGR) 9% 7% 6% BBVA European Peers PEERS1 (1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG.

/ 21 Accelerating profitable growth and value creation for shareholders CUMULATIVE NEW TARGET CUSTOMERS (2018-9M21, MN CUSTOMERS) 2024 GOAL (MN CUSTOMER GROWTH) +10Mn NEW TARGET CUSTOMERS1 +7.5Mn (1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.

/ 22 Accelerating profitable growth and value creation for shareholders CUMULATIVE FINANCING (2018-9M21, €BN) 2025 GOAL (€ BN) €200Bn SUSTAINABLE FINANCE €75Bn

/ 23 Our ambitious long-term goals (1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA. We remain committed to our 11.5-12% CET1 target range COST-TO-INCOME 42% 2024 ROTE 14% 2024 TBV/SHARE + DIVIDENDS 9% 2021-2024 CAGR NEW TARGET CUSTOMERS1 +10Mn SUSTAINABLE FINANCE €200Bn 2021-2024 2018-2025

04 Taking profitable growth to a new level BBVA Creating Opportunities

/ 25 Data and Technology The best and most engaged team Helping our clients transition towards a sustainable future Improving our clients’ financial health Driving operational excellence Reaching more clients Differentiation Superior performance Accelerators Executing on our strategic priorities to capture the opportunities of the new era and achieve our goals

/ 26 A larger and more profitable bank A distinctive bank for our clients based on a unique value proposition Continue leading efficiency through operational excellence A clear focus on our objectives

/ 27 A distinctive bank for our clients based on a unique value proposition Continue leading efficiency through operational excellence A clear focus on our objectives A larger and more profitable bank New customer acquisition Higher growth in attractive value pockets Invest in disruption

/ 28 New customer acquisition in the open market Conviction: Scale is a competitive advantage in our traditional banking business 3.4 5.0 5.1 7.4 7.3 2016 2017 2018 2019 2020 2021e NEW CUSTOMER ACQUISITION (MILLIONS; % ACQUISITION THROUGH DIGITAL CHANNELS) TOTAL1 DIGITAL 3.7% 40% 8.3 MILLION (1) Gross customer acquisition through own channels for retail segment

/ 29 Prioritization of high value business verticals Conviction: Banking is the combination of distinct businesses with different return-growth profiles Distribution of leading third party products Digital products and contextualized sales ISSUING ACQUIRING One-stop-shop for merchants E2E digital experience Global value proposition for Private Banking clients Capture the opportunities of the affluent segment A. PAYMENTS C. ASSET MANAGEMENT D. INSURANCE Coverage levering on our capillarity Digital onboarding and solutions B. SMEs

Corporate & Investment Banking: great upside potential

BBVA Investor Day

CIB GROSS INCOME CONTRIBUTION
(% OVER BBVA GROUP VS PEER AVERAGE)


EUROPEAN PEER AVERAGE[1]
33.4%
32.7%
33.6%
34.8%
BBVA
13.5%
13.2%
14.5%
15.0%
16% 9M21 RORC
2018
2019
2020
9M21

STRATEGY ANCHORED IN THREE MAIN LEVERS

- GLOBALITY AND EMERGING MARKETS PREVALENCE — **+7%** Cross-Border Revenues (YoY growth 9M21)
- ADVISORY CAPABILITIES WITH DEEP INDUSTRY KNOWLEDGE — **+24%** Advisory Revenues (YoY growth 9M21)
- SUSTAINABILITY FOCUS — **+74%** Funds channeled in sustainable finance (YoY growth 9M21)

(1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers' last data point as of 6M21.

30

/ 31 Investing in disruption and financing innovators SELECTIVE DIGITAL BANK INVESTMENTS FINTECH INVESTMENTS FINANCE THE CLIENTS OF THE FUTURE Capturing growth opportunities from massive change across industries: innovation banking Digitalization Decarbonization Artificial Intelligence Blockchain Quantum Computing Machine Learning Leading Chinese technology venture capital with 400+ portfolio companies, with focus on AI BUILT BASED ON EXISTING INFRASTRUCTURE BBVA Italy INVESTMENTS (Europe, Infrastructure) (UK) Fintech venture capital fund with 6 unicorns

/ 32 A larger and more profitable bank A distinctive bank for our clients based on a unique value proposition Continue leading efficiency through operational excellence A clear focus on our objectives Next level of financial advice Transition to a sustainable worldally focused

/ 33 Uniquely positioned to capture value from the entire digital journey, from servicing to advice Servicing Sales Customer acquisition Advice DIGITAL ACQUISITION (% THROUGH DIGITAL CHANNELS) DIGITAL SALES2 (%, UNITS AND VALUE3) 16% 54% 25% 72% 2016 9M21 DIGITAL TRANSACTIONS1 (% OVER TOTAL) 85% 75% 2018 9M21 4% 37% 2016 9M21 (1) Includes monetary and non-monetary transactions related to servicing. It excludes product sales and information inquiries. Includes ATMs transactions. (2) Excludes units sold in USA, Venezuela, Chile and Paraguay. (3) Product Relative Value as a proxy of lifetime economic representation of units sold. UNITS VALUE pl

Sustainability: a significant business growth opportunity

BBVA Investor Day

SUSTAINABILITY AS A GROWTH LEVER

12% Sustainability-linked finance over Group's **new business[1] origination**

OF WHICH:

~20% **Incremental business[2]** driven by sustainable products offering

PIONEERING SUSTAINABLE PRODUCTS

WHOLESALE AND RETAIL

- 2021 A **sustainable alternative** for most of our core products
- ...
- **Carbon footprint calculator**: world's 1st bank
- ...
- **1st gender loan** worldwide
- ...
- **1st green project finance** worldwide
- ...
- **1st social bond** worldwide
- ...
- 2007 **1st Green Bond** worldwide

A CLEAR COMMITMENT IN PORTFOLIO ALIGNMENT TOWARDS NET ZERO 2050

2030 decarbonization goals set in CO2 selected intensive industries

Advice our clients in the transition

- Power
- Auto
- Steel
- Cement
- Coal

(1) Includes lending, project finance, bonds, refinancing; excludes asset management business (2) Based on incremental market shares and new business pools (e.g. NGEU funds).

34

/ 35 A clear focus on our objectives A larger and more profitable bank A distinctive bank for our clients based on a unique value proposition Transformation of the relationship model Disciplined capital management Continue leading efficiency through operational excellence

Relationship model transformation to **support growth with a significantly lower cost-to-serve and sell**

BBVA Investor Day

RE-CHANNELLING

MILLION TRANSACTIONS[1]
(TRANSACTION: 9M18-9M21 % CHANGE)


Digital channels
Branches
2,028
+112%
958
367
243
-34%
9M18
9M19
9M20
9M21

IMPROVED PRODUCTIVITY

CUSTOMERS PER BRANCH
(NUMBER OF CUSTOMERS)


+42%
4,888
6,953
2019
2021e

SALES VALUE[2] PER NETWORK FTE
(THOUSAND €)


+21%
121
147
2019
2021e

(1) Includes monetary and non-monetary transactions related to servicing. It excludes product sales and information inquiries (2) Total sales. Product Relative Value as a proxy of lifetime economic representation of units sold

/ 36

Disciplined **capital management**

BBVA Investor Day

MECHANISMS TO IMPROVE PRICING AND OPTIMIZE CAPITAL ALLOCATION

NEW PRODUCTION MAPPED BASED ON CLIENT AND TRANSACTION PROFITABILITY THRESHOLDS

NEW PRODUCTION MATRIX, SPAIN - COMMERCIAL BANKING
(2Q 2021; % REGULATORY CAPITAL ALLOCATED)


Exception pool
Above transaction threshold
% Regulatory capital allocated[1]
Transaction threshold
Client threshold
Client Return on Capital
+
-
Transaction Return on Capital
-
+

(1) Regulatory capital allocated to transactions in each matrix section

MANAGEMENT OF EXCEPTION POOL CLIENTS TO IMPROVE PROFITABILITY, MAINLY THROUGH CROSS-SELL

VINTAGE ANALYSIS, SPAIN - COMMERCIAL BANKING
(2Q 2021;# OF CLIENTS WITH AT LEAST ONE TRANSACTION IN EXCEPTION POOL)


1,800
1,600
1,400
1,200
1,000
800
600
400
200
jun.-20
jul.-20
ago.-20
sep.-20
oct.-20
nov.-20
dic.-20
ene.-21
feb.-21
mar.-21
abr.-21
may.-21
jun.-21

Profitability metrics embedded in admission process decisions

/ 37

Evolving the organization to capture the opportunities of the new era

BBVA Investor Day



GROWING KEY CAPABILITIES

2021 #FTES	2017-2021, % CHANGE
Data scientists and specialists 1,783	12x
Sustainability[1] 134	7x
Design 238	2x
Software Developers 5,378	+40%
Cybersecurity 574	+28%

AGILE DEPLOYED ACROSS THE ORGANIZATION IMPACTING TIME-TO-MARKET AND PRODUCTIVITY

-50% Time-to-market[2] (2016-2021)

~3x Productivity[3] (2016-2021)

(1) Sustainability data available since 2019. (2) Time-to-market measured by number of days since a scrum starts developing a feature to implementation. (3) Increase in feature releases in BBVA mobile app vs. traditional methodology.

/ 38

05Countries’ strategiesdesigned to accelerateprofitable growth BBVA Creating Opportunities

/ 40Market position already strong and further improving02520151050252015105Spain Mexico Turkey Colombia Peru30 3035 35CORE REVENUES MARKET SHARE1(%)(1) Local peer groups for Spain (SAN, CABK, SAB, BKT), Mexico (BMX, BNT, SAN, HSBC, SCO), Turkey (AKB, ISB, YPK), Colombia (BANCOL,AVAL, DAVIV) and Peru (BCP, SCO, IBK).2015 SEP-21 2015 SEP-21 2015 SEP-21 2015 SEP-21 2015 SEP-21

Profitable organic growth with a disciplined capital approach

BBVA Investor Day


REGULATORY CAPITAL ALLOCATION
(%)
RORC (2017- Sep.21 average) vs CoE 2021
Spain
• Capital allocation towards most profitable segments: Consumer, SMEs and Commercial Banking
• Continued focus on fee-generating products
Turkey
• Maintain our leadership in profitability vs. the industry
• Growth in local currency portfolios
Mexico
• Reinforce our leadership position growing our customer base
Peru
• Focus on growing the retail franchise leveraging payroll growth
Colombia
• Increase the franchise scale across the board, especially in wholesale banking
Regulatory Capital Growth
Constant €. CAGR 2017-Sep.21
Bubble size: Regulatory Capital 2021

/ 41

/ 42cCountries’ strategies and goals fully alignedREVENUE GROWTH(%, CAGR, € CONSTANT)2015-9M2021annualized2021-24 CAGR GoalcCOST OF RISK(BPS, AVERAGE)2015-9M2021 Avg. 2022-24 GoalcCOST TO INCOME(%, AVERAGE)Spain -1.9 Slight growth 54.3 45 36 < 35Mexico +6.2 Close todouble digit1 34.2 Low 30’s 319 < 300Turkey +17.7 High teens1 34.2 Low 30’s 170 < 150South America +7.0 Mid teens1 43.8 Low 40’s 166 < 2002015-9M2021 2024 GoalCorporate Center Expenses continue to decline(1) In local currency

/ 43Management incentives fully aligned with long-term goalsAccelerating profitable growth and valuecreation for our shareholdersCOST-TO-INCOME42%2024ROTE14%2024TBV/SHARE + DIVIDENDS9%2021-2024 CAGRNEW TARGET CUSTOMERS1+10MnSUSTAINABLE FINANCE€200Bn2021-2024 2018-2025(1) Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA.We remain committed to our 11.5-12% CET1 target range

Takeaways

BBVA Investor Day



BBVA is uniquely positioned to accelerate profitable growth

- **Leading franchises** in very attractive markets
- Trend-setters in **digital and sustainability**
- Differential **culture and mindset**
- Proven track record of **solid financial results**
- Disciplined **capital allocation**
- Excess capital for **shareholders' distributions and growth**

We are executing on our strategic plan with clear objectives

- **A larger and more profitable bank**
- **A distinctive bank for our clients** based on a unique value proposition
- **Continue leading efficiency** through operational excellence

We have set ambitious long-term goals to accelerate profitable growth and value for our shareholders

/ 44

BBVA Creating Opportunities

Leading the Industry Transformation DAVID PUENTE, HEAD OF CLIENT SOLUTIONS

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. / 2

We launched our transformation anchored on two pillars Value Proposition Mobile as the centre of gravity CONVENIENCE Mobile as remote control of the bank TRANSPARENT & SIMPLE OFFER Very simple product catalogue and one click processes ADVICE Helping clients control day-to-day life and their financial health Relationship Model A new way of interacting with our clients REMOTE MODEL Human assistance beyond face to face interactions DIGITAL SALES Digital channels as a sales engine, beyond pure servicing CUSTOMER INTERACTION ORCHESTRATION Multichannel, automated and data based sales & servicing orchestration / 3

And we have delivered Differential Value Proposition Improved client satisfaction Digital NET PROMOTER SCORE Experience 1 Leader 5 years in a row (“Forrester Digital 2 Experience review”) 3 Brandpower Leading position in our main Leading position in our main geographies geographies, widening distance vs peers in 7pps in the last 5 years Note: As of FY 2020 Source Brandpower: Kantar 4

And we have delivered Unparalleled Client … and sustained revenue Lowering cost to serve Acquisition. Growth, based on digital ANNUAL NEW CUSTOMERS TOTAL DIGITAL SALES TOTAL ACTIVE CUSTOMERS (VALUE) PER SALESFORCE X2 1,11 3.4 MM X3 0 2016 740 5.1 2016 2018 2021e MM X2.5 PRV: Product Relative Value 2018 2016 2021e 8.3 MM E2E DIGITAL SALES 2021e ~ x5 +50% MORE EFFICIENT Figures BBVA Group ex-USA / 5

A clear focus on our objectives A larger and more profitable bank A distinctive bank for our clients based on a unique value proposition Continue leading efficiency through operational excellence / 6

A larger and more profitable bank Growth in Value Segments & Products New Customer Acquisition / 7

Value Segments: SMEs Impact Drivers DISTRIBUTION Efficient coverage & high capillarity SMEs ACCOUNTS FOR MODEL Dedicated manager for c90 of high value SMEs % 13% over total BBVA Low value SMEs manager role in every BBVA branch Gross Margin Promoting remote capabilities REVENUES RISK Solid risk models support proactive & seamless approach to 7 our clients + % 21e vs 19* 1/3 of BBVA clients have received a proactive offer NUMBER OF CLIENTS DIGITAL Digital onboarding & core products digitally available Digital Penetration of 75% +17% 21e vs 19 Digital onboarding and products (23% digitally onboarded clients, one-click digital loans, etc) *Growth in constant euros / 8

Value Segments: Private Banking & Affluent Impact Drivers Specialized investment advisory & hybrid relationship model DISTRIBUTION AM & WM ACCOUNTS FOR MODEL 28% increase in specialized Relationship Managers 34% over total BBVA Net Fees Remote Capabilities REVENUES SOLUTIONS Technology to provide extreme customization at scale and +16% 21e vs 19* wide range of Global Solutions (i.e. ESG, funds of funds) DIGITAL Bringing specific solutions to digital channel (BBVA Invest, NEW CLIENTS GROWTH Investment Funds supermarket, portfolio management, etc) x1.7 Proactive selling, advice and servicing digitally and data based 21e vs 19 *Growth in constant euros / 9

Value Segments: Cross-Border Banking (CIB & Commercial) Impact CROSS-BORDER ACCOUNTS FOR over total 25% BBVA Gross Margin (Commercial & CIB) REVENUES +25% 21e vs 19* NUMBER OF CLIENTS CROSS-BORDER +26% 21e vs 19 Drivers DISTRIBUTION Global and local client needs covered by international MODEL specialists SOLUTIONS Leverage our Global Banking footprint in 24 countries Global Treasury Management Platform with comprehensive multi channel offering (eg. Payments & Collectio Commercial Cards, report Sustainability solutions) DIGITAL Global Transactional Banking Solutions through BBVA Pivot, with one single cont *Growth in constant euros 10

Value Products: Payments Impact Drivers PAYMENTS ACCOUNTS FOR ISSUING Differential Value Proposition over total BBVA around “Digital First” 14% Gross Margin Top security: No PAN, Dynamic CVV REVENUES Loyalty E2E Digital Funnels +10% 21e vs 19* Integrated PFM Sustainable CREDIT CARDS GROWTH x4 21e vs 19 ACQUIRING One Stop Shop for Merchants Core payments innovative solutions: POS GROWTH e-commerce, in-store (mobile POS), QRs Value Added Services (business intelligence, POS linked x6 21e vs 19 financing, BNPL) Digital onboarding *Growth in constant euros / 11

Value Products: Insurance Impact Drivers DISTRIBUTION Omnichannel approach for insurance products: INSURANCE ACCOUNTS FOR MODEL Branches, Digital and Remote SMEs opportunity for further growth over total BBVA 6% Gross Margin SOLUTIONS Best in class partnerships Non Life Health Life REVENUES +11% 21e vs 19* New products: Auto pay per KM, modular Home, digital NEW POLICIES Health, unemployment, sustainability, contextual Travel x1.3 21e vs 19 DIGITAL Digital products & data-based models (pricing, churn, customized offers) *Growth in constant euros / 12

New Customer Acquisition Impact NEW CLIENTS ACQUIRED (in Mn) 21e 8.3 +17% 21e vs 19 Own Channels OF WHICH DIGITAL 21e x221e vs 19 3.3 NEW CLIENTS ACQUIRED +37% 21e vs 19 Third Parties NEW PARTNERSHIPS x521e vs 19 Drivers E2E digital sales of all key entry products for non customers Automated fraud & risk prevention New Acquisition Strategies Fallback products & User Space Early engagement of customers Embedded financial services through Partnerships Open Banking Platform: 3rd party channel integration where and when the client operates / 13

A distinctive bank for our clients based on a unique value proposition Enriched Advice Helping transition in Sustainability / 14

Centered around improving our clients’ financial health Day-to-day Control Help to Save Help control my day Help optimizing monthly to day income and expenses expenses Create a safety net and Awareness of future automate periodic expenses contributions Help to Invest Financial Planning Put money to work Holistic advice and planning Optimize investments Achieving specific life goals Data based—Personalized, Proactive and Actionable / 15

Sizable impact on customer engagement and business generation Net worth 10 Mn Day to day Customers interacting with Financial Health Experience -38% +39% Attrition* NPS* (users of FH vs non users) (users of FH vs non users) 25% 17% New mortgages sold New funds sold used BBVA Valora* used BBVA Invest* *Data in Spain as of September 2021 / 16

Continue leading efficiency through operational excellence Deeper Digital & Remote Leveraging Globality / 17

Deepening our **Relationship Model** transformation...

BBVA Investor Day

Optimizing Relationship Model to support customer growth with a significantly lower cost to serve & sell

... taking advantage of every interaction to "talk" with the customer

KEY STRATEGIES

Re-channelling	Roles Evolution	Remote as a channel	Productivity transformation
Low value traffic towards DIY channels	**Mass Branch Roles** towards one stop shop & multifunctionality **while** reinforcing **Value Segment salesforces**	**Enabling remote for everyone** as an additional channel	› **Smart** › **Data based** › **AI powered** Call to action for every interaction Smartly routed prioritizing probability of sales over efficiency

/ 18

… is further accelerating efficiency Re-channeling Branch 356 Transactio ns (Mn) 245 57 Active 50 Clients (Mn) 2019 2021E 7.2 -40% 4.3 Yearly branch transactions per customer Remote as Branch Roles evolution & a channel Productivity Transformation x3 +24% to 1,110 in 2021e Clients with Active Customers per Remote Service Salesforce 2019-2021e 2019-2021e +21% to 147,000€ in Remote Model vs 2021e In Branch Sales Value per Salesforce +19% +15% 2019-2021e NPS Personalised September 21 client coverage / 19

Leveraging Globality to deliver global products & platforms Global Retail Mobile Global Enterprise Mobile App (GEMA) Reutilization by Multi-segment global 75% 80% Code Design & Software reutilization reusability Top 1 (in 12 apps out of 14) Top 1 (in 6 apps out of 6) Average rating 4.5 (out of 5) Average rating 4.7 (out of 5) / 20

IN SUMMARY, we will continue delivering on our transformation to amplify the impact Differential Value Proposition Sustained Profitable Growth Lower Cost to Sell and Serve our clients

BBVA Investor Day

Sustainability as a business opportunity JAVIER RODRÍGUEZ SOLER, HEAD OF SUSTAINABILITY

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.    / 2

Sustainability, the biggest transformation in human history                At the top of the agenda... … requiring big investments... … in all geographies European Union 196 countries NGEU with new or updated NDCs Worldwide annual Extensive policy responses (Nationally Determined Contributions) investment to limit geared to sustainability for global warming until 2030 €750Bn(2) 2021-2024 40% of the world’s financial assets pledged to meet the goals of the Paris Agreement LatAm & Turkey $7Tr(1) €1Tr/year(3) Global Temperature Emerging countries will invest more, relative to GDP, in emerging economies increase target in low-emissions assets (ex-China) +1.5ºC by 2050 during a net-zero transition (1) “Financing climate futures: rethinking infrastructure”, OECD Publishing (2) Next Generation EU Plan to build a digital, sustainable and inclusive future (3) excluding China, “The big emerging question”, Blackrock Investment Institute    A great business opportunity in BBVA’s footprint / 3

THE OPPORTUNITY Banks play a key role in the transition to a more                sustainable world The future of banking is financing the Future                Mobilize capital as Develop sustainable financial Manage impacts (direct channeling agent for public solutions both in climate change and indirect emissions) of funds while encouraging private and inclusive growth banks’ activities investment In this new environment, BBVA has been a first mover taking advantage of this relevant business opportunity / 4

OUR DIFFERENTIAL POSITIONING

BBVA has generated **significant traction in sustainable finance origination**

BBVA Investor Day

SUSTAINABLE FINANCE (EUR Mn)



+13%
+72%
18,157
20,516
35,359
2019
2020
2021E

12% of the Group's **new business origination**(1)

OF WHICH:

~20%

Incremental business(2) driven by sustainable products offering

(1) Includes lending, project finance, bonds, refinancings but excludes asset management business
(2) Based on incremental market shares and new business pools (eg. NGEU funds)

/ 5

OUR DIFFERENTIAL POSITIONING Designing and launching new sustainable solutions to market... New sustainable solutions... … leveraging BBVA’s digital capabilities Energy-efficient linked +270% mortgages 9M YoY Pioneer in adding sustainability BBVA offers a advice in the app Hybrid and electric +232% sustainable vehicles loans 9M YoY alternative for World’s 1st bank to use data Carbon footprint calculator 470,000 most of its main for retail and corporates analytics to calculate visits YTD products companies’ carbon footprint Energy efficiency advisory for enterprise clients Sustainable and successful transition leveraging BBVA’s digital edge / 6

OUR DIFFERENTIAL POSITIONING ...and pioneering in sustainable activity 1st Bank Worldwide 1st Worldwide 2007 green bond* in launching all type 1st Worldwide of sustainable 2016 social bond financing solutions    2017 1st Worldwide 1st Worldwide 1st Spanish green syndicated loan green project finance green hybrid bond 1st Worldwide 1st Latam 1st Turkish 2018 green buyers credit-ECA green loan green loan 1st Worldwide 1st Worldwide 1st Latam 2019 green bond structured on DLT gender loan sust.-linked loan 1st Social Covid bond by a financial 1st Mexican 1st Green CoCO bond by a 2020 institution in Europe gender bond financial institution Worldwide 1st Social Covid bond in 1st Colombian 1st Turkish Mexico ESG rating-linked loan green IPO 2021 *BBVA acted as co-lead manager / 7

OUR DIFFERENTIAL POSITIONING Net Zero 2050: Implementing portfolio alignment and                excelling in managing emissions Portfolio alignment strategy well underway 2030 decarbonization goals set in CO2 selected intensive industries BBVA Baseline Benchmark vs Absolute effort Sector(1) Metric (2020) scenario baseline by 2030 Power Kg CO2e/Mwh 249 (52%) Auto g CO2e/km 220 (46%) Steel Kg CO2e/Tsteel 665 (23%) Cement Kg CO2e/Tcement 695 (17%) Phase out plan: 2030 developed Coal Portfolio trend (€Mn) markets and 2040 globally Very solid starting point and strong commitment to help our clients in their transition Starting point: Well below scenario baseline Below scenario baseline Aligned with scenario baseline Ambitious targets to reduce BBVA’s environmental footprint 100% renewable energy by 2030 in line with SBTI & RE 100 Initiative                Carbon neutral since 2020 in Scope 1 and 2 and travel emissions, leveraging carbon offsetting (1) Power, Auto, Steel and Cement benchmark scenario according to IEA NET Zero 2050 / 8

BOLD GROWTH AHEAD Growth as the cornerstone of our sustainability strategy                Growth Enablers Doubling our target of Superior risk management capabilities channeling sustainable integrating transition risk into financing under a transversal banking processes while enabling action plan with pre defined portfolio alignment areas of focus Creation of a Sustainability area, at the highest level of the organization, to drive growth: • Supporting the integration of sustainability across all area’s day-to day activities • Leveraging on BBVA’s edge in its digital transformation

BOLD GROWTH AHEAD Bringing sustainability financing to the next level 2X our target of channeling sustainable financing Leading bank in sustainable finance commitment New target ANNUALISED TARGET AS SHARE OF TOTAL ASSETS    € 200 Bn (%) Peer 1 5.0 4.0 Peer 2 3.6 Peer 3 3.4 Old target Peer 4 2.9 € 100 Bn Peer 5 2.5 Peer 6 2.3 2018 2019 2020 2021 2022 2023 2024 2025 Peer 7 1.6 Sustainability as growth lever: ~20% of the sustainable business originated is incremental Peers: Credit Suisse, Deutsche Bank, HSBC, NatWest, Santander, Societé Générale and Standard Chartered (€40Bn by 2025) / 10

BOLD GROWTH AHEAD Prioritizing 12 transition themes for business execution                Themes have been prioritized looking for a balance between Size: topics concentrating short term value Growth: emerging technologies with room for exceptional long term expansion Right to win: potential alignment with BBVA portfolio and/ or footprint BBVA is building the capabilities to capture incremental opportunities early on taking advantage of its geographical footprint and    innovation capabilities SECTORS TRANSITION THEMES Power Hydrogen production and use Renewables (utility-scale) Transport Electric vehicles Infrastructure for electric vehicles Industry O&G product transformation and O&G Electrification (and hydrogen) for industrial heating Buildings Distributed solar generation Energy efficiency, electrification and insulation Agriculture Agricultural innovation/ adaptation (for resiliency and higher yield) Decarbonization of on-farm energy Circularity Circular product and upcycle design Carbon Carbon offset marketplaces/ exchanges Markets / 11

BOLD GROWTH AHEAD Leveraging differential sustainable opportunities in                emerging markets Emerging countries will invest more, relative to GDP, in low-emissions assets    INVESTMENTS IN LOW EMISSIONS TECHNOLOGY (as % of GDP under NGFS net-zero 2050 scenario 2020-2050)    Latin 7% BBVA will lead the transition in America emerging markets leveraging on its know-how of sustainability transition in developed economies Europe 5% Source: Mckinsey    / 12

BOLD GROWTH AHEAD Creating specialized sectoral knowledge                Monitoring our clients’ Running and updating Analyzing and quantifying the strategies and reflecting sectoral deep dives on impact of scenarios in the them in the appropriate different transition financial and risk metrics scoring tools scenarios of our clients/portfolios Creation of tools to strategically steer business origination / 13

BOLD GROWTH AHEAD Development of a transition risk indicator as a scoring tool to support clients’ transition and align our portfolio ADVANCED Reflects clients’ awareness Business model inherently and preparedness to benefits from the transition decarbonization STRONG Clients with strategies and plans that mitigate carbon exposure Incorporates all dimensions of carbon transition risk MODERATE Automotive Energy                Utilities Material exposure to carbon transition risks Enables differentiation among clients and specialized POOR advisory Fundamentally inconsistent business models with the transition Size reflects number of companies with the same transition score / 14

BBVA's sustainable edge

BBVA Investor Day

Outstanding track record channeling sustainable finance

Throughout 2021 BBVA will have channeled €35Bn in sustainable origination (+72% vs 2020)

€75Bn

Sustainable origination **already channeled**

Ambitious growth strategy

In June '21, BBVA doubled its commitment to channel sustainable finance by 2025

€200Bn

Sustainable finance **commitment** by 2025

Ahead of the market

Leading the market with innovative solutions, which allows to capture incremental business

~€40Bn

Incremental sustainability business by 2025

Engaging with our clients' transition

Specialized sectoral knowledge and development of **transition tools** to engage with clients towards better transition outcomes

Rewarded internationally for its sustainability focus: once again Europe's most sustainable bank and second worldwide, according to the Dow Jones Sustainability Index 2021

/ 15

BBVA Investor Day

Accelerating profitable growth in our main markets: Spain PEIO BELAUSTEGUIGOITIA,    COUNTRY MANAGER SPAIN

Disclaimer                 This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.    This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.    / 2

Index    01 Competitive environment 02 Achievements 2016-21 03 Strategy 2022-24 04 Conclusions

Spanish economy in a positive cycle of GDP Growth                GDP Growth Interest Rates System Loans Spain (YoY, %) Euribor 12M (monthly average, %) (total loans in Spain, YoY growth, %)    EUR 12M Oct-21: -0.477%    Source: BBVA Research    In a low interest rate environment, we can glimpse better prospects for the banking industry, as deleveraging comes to an end / 4

Relevant achievements in last 5 years Customer growth Capital allocation in the most profitable products CUSTOMER ACQUISITION CONSUMER LOANS VERY SMALL BUSINESS    (€Billions, %) LOANS (€Billions., %) 3.5 million new customers 2016-21e +79% +26% 50% through digital channels in 2021 (vs. 9% in 2016) 18% market share in new customer acquisition in 20211 +13% CAGR +5% CAGR (1) Source Madison 9M21    / 5

Relevant achievements in last 5 years Non interest income growth Leading efficiency ratio EFFICIENCY NET FEES & INSURANCE RISK    RATIO COMMISSIONS (€Millions, %) PREMIUMS (€Millions, %)    (%) 2016-2021e +44% +32% digital sales %    >65% of total sales 9M21 (Units) branches -43% in 5 years    cost base -20% in 5 years +8% CAGR +6% CAGR    / 6

As a result, BBVA Spain enjoys a differential position                 Efficiency and Profitability Retail banking Net Promoter Score* (9M21, %) (9M21, %)    Peers: CaixaBank, Sabadell Spain & Santander Spain *Source: Madison    Leading the industry profitability and achieving superior client satisfaction / 7

Looking forward, with a clear focus on                our objectives: A larger and more profitable bank     A distinctive bank for our clients    based on a unique value proposition                Continue leading efficiency    through operational excellence    / 8

A LARGER AND MORE PROFITABLE BANK New customer acquisition both in own channels and through third parties agreements    Own channels Third parties agreement ASPIRATION 2021-24 LEVERAGING ON OUR MAIN LINES OF ACTION DIGITAL CAPABILITIES Tech players agreements Best in class 3.6 onboarding process + MILLION Buy-now-pay-later value Excellence Bank proposition change Service 2 Financing through x A PLATFORM FOCUSED ON partnerships New customer acquisition yearly average 2016-21 ENGAGEMENT >70% Engaged clients in six months    / 9

A LARGER AND MORE PROFITABLE BANK    Translating sustainability into a tangible growth opportunity                 Our aim is to target different business RETAIL WHOLESALE Growing in    Standardized solutions: Tailor-made solutions around new lending self-consumption, energy power above our efficiency, and more Large scale renewable projects natural    Tailor-made financing market share Support our client’s transition solutions with advice and financing (>15% market share) Industry coverage & new clients    And all this supported by a dedicated and committed team covering all the business lines and fully integrated into existing origination and risk processes / 10

A LARGER AND MORE PROFITABLE BANK Loan growth in the most profitable segments: Consumer                 Consumer loans market share (%)    Main lines of action ASPIRATION 2021-24    +400 bps Strong risk models support pre approved loans to our customers                Best in class digital capabilities +30% (+9% CAGR) Data capabilities & business intelligence to maximize cross-sell loan growth Standardized turnkey solutions together with key partners, both own channels and third parties    / 11

A LARGER AND MORE PROFITABLE BANK Very Small Business & Mid-Size Companies Commercial* Loans Mid-Size Companies,    Very Small Business ASPIRATION (€Billions, %) focus on Growing in pre approved 2021-24 Sustainability    +23% loans Financing solutions for    • each asset Proactive offering • Project finance    • Coverage for +20% (+6% CAGR) Intelligence Customer companies throughout    Relationship Management energy value chain International solutions loan growth Standardized green solutions together with key    Transactional partners engagement + % CAGR (*) Very Small Business + Mid-Size companies    Pricing policies aligned with return on capital to ensure profitability    / 12

A LARGER AND MORE PROFITABLE BANK Strengthen diversification, prioritizing high value verticals: Payments                 Sep-20 launched Aqua credit card ASPIRATION                2021-24 Issuing x3 Strengthen Aqua value proposition Growing above Acquiring our natural Issued credit card market share • Modeled and reinforced offer 9M21 vs. 9M20    Total control of payments Taking advantage of new experience Security reinforced rails opportunities Leading the payments transformation                 / 13

A LARGER AND MORE PROFITABLE BANK Asset Management and Insurance as high value verticals Asset Management Insurance ASPIRATION OFF BALANCE 2024 NON LIFE INSURANCE    SHEET* PREMIUMS (€MILLIONS, %) (€BILLIONS, %) Mobilizing excess liquidity Product    +26% +47% >50% specialization Personalized proposals active customer base based on individual client’s Data have an investment profile capabilities to product or an insurance maximize    New products: (vs. 35% Sep21) Sustainable product sales offering, “Megatendencia” Improvement Funds, and more in digital +5% CAGR +8% CAGR experience (*) Mutual Funds +Pension Funds + Managed portfolios    Asset management and insurance key products to increase cross sell / 14

A DISTINCTIVE BANK FOR OUR CLIENTS BASED ON A UNIQUE VALUE PROPOSITION Build differentiation based on advice, allowing us to increase sales Monthly client interactions Customers user advice Main advisory    tools tools vs. non user (Sep21) ASPIRATION with advisory (Millions) tools (Sep21) 2024 +30% ATTRITION INVEST RATE -38% 17% Mutual Funds contracted using BBVA INVEST >80% NPS +39% digital o/ total sal (units) VALORA (vs. >65% 9M21) DIGITAL SALES X2 25% Mortgages granted in the last 6 months using BBVA VALORA    From Advising to Selling / 15

CONTINUE LEADING EFFICIENCY, THROUGH OPERATIONAL EXCELLENCE BBVA leading the transformation of the relationship model with a focus on remote assistance Branch network (#) A scalable, convenient and productive model ASPIRATION 2021-24 REMOTE MODEL -43% VS. IN BRANCH    (Sep21) 6 MILLION “HAVE THE Customers using    CUSTOMERS    BANK IN YOUR PER 15 remote service + % POCKET” SALESFORCE (x1.7 vs 2021e) NPS +19pp 50% Remote salesforce o / total salesforce (vs. 30% in 2021e) (*) BBVA is an overall digital experience leader five year in a row according to “The Forrester Digital Experience Review” Digital experience leader five years in a row* / 16

Takeaways & Guidance                 Continue focusing on profitable growth, based on three-pillars:    â–° Increase the customer base    â–° Improving our lending mix    â–° Revenue diversification    Maintaining an efficient allocation of our capital keeping up strict price and risk management policies    Driving operational excellence, with a convenient, scalable and productive relationship model Working on digitalization evolution driving productivity, efficiency and flexibility Revenues Efficiency CoR 2021 / 2024 goals for 2024 2022 / 2024 Slight growth To reach 45% < 35 bps on average    / 17

BBVA Investor Day

Accelerating profitable growth in our main markets: Mexico EDUARDO OSUNA, COUNTRY MANAGER MEXICO

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions. / 2

Index 01 Macroeconomic environment 02 BBVA Mexico: Leading growth 03 Final remarks (ambitions)

01 Macroeconomic Environment

Favorable Perspectives for Mexico Solid Economic Recovery GDP & EMPLOYMENT INVESTMENT INFLATION & MONETARY POLICY USA-MEXICO CONNECTION (YoY %) (YoY %) (%, EOP) (FIGURES AS OF 2020) 7.25 Remittances 6.9 5.50 5.50 5.50 USD 40.6 bn | 11% YoY 5.25 4.25 3.2 3.5 3.5 3.5 MX Imports USA Imports 2.8 from USA from MX 2019 2020 2021e 2022e 2023e 2024e USD 212 bn USD 325 bn GDP Employment Private Investment Public Investment Monetary Policy Rate Inflation MX Exports to USA = 81% With social, geographic & political balances Democratic Solid institutions Multiple Trade Privileged elections (counterweights) Agreements geographic location Source: INEGI and BBVA Research Mexico. / 5

Opportunity to continue boosting banking penetration POPULATION LOANS TO PRIVATE SECTOR HIGHLIGHTS % 216.3 2010-2020 123.8 growth 13.0% 1.4% 108.4 38.7 Mean 29 42 USA Chile Spain Mexico population age Source: World Bank, 2020. ATMs / 10k HABITANTS 2019 figures Adults w/ bank account 47% 95% 21.4 10.6 6.2 5.0 Cash usage < 20€ 95% <78% Canada Spain Mexico Chile Source: Organization for Economic Co-operation and Development (OECD), calculated as the sum of sub-index in financial knowledge, behavior and attitudes. World Bank, CNBV and INEGI. Figures as of 2020 INFORMAL EMPLOYMENT 2019, % 62.4 56.5 45.0 29.3 COL Mexico Brazil Chile Source: BBVA Research / ILOSTAT BRANCHES / 100k HABITANTS 2019 figures 49.7 19.6 13.7 13.1 Canada Spain Mexico Chile / 6

02 BBVA Mexico Leading growth

BBVA Mexico | BBVA MX COMPETITIVE STRENGTHS FOOTPRINT TRANSACTIONS Sep. 21 Financial transactions usage. Figures as of Sep.21 in % Clients ATM’s 53% Mobile / Web 24.6 M 13,139 #1 23% Main Peer 9,557 Branches Employees Branches 19% Mobile / +64% Web vs. 9M20 39.4 k #2 1,721 #2 6% Main Peer 43,966 Main Peer 1,952 2016 2021 DIGITAL CAPABILITIES LEADERSHIP 9M21 Sep.21 (market share) Digital Digital Clients Performing Customer Sales Units NPS Brand Power Loans Deposits 14.6 M 69% 23.8% 23.2% 64 pts. 29.1% +29% vs 63% Next Peer Next Peer Next Peer Next Peer YoY 9M20 15.1% 14.6% 35 pts. 18.7% Source: CNBV public information / 8

Solid and sound growth with a profitable mix Leading Market Shares Profitable Business Mix PERFORMING DEPOSITS LOAN MIX 21% 23% L NS 23.8% 23.2% (Sep. 21, %) Loans and deposits 23.3% 23% 17% growing above GDP 22.7% Mortgages 11% Consumer 13% 2.2x avg. Main Peer 16.5% 49% Government 43% 15.7% 15.1% Enterprises 14.6% Main Peers 2016 Sep. 21 2016 Sep. 21 G6 Loan mix towards more profitable DEPOSITS MIX Sound asset quality segments (Sep. 21, %) 17% 27% A more efficient NPL RATIO MAIN PEERS deposits mix with (Sep. 21) (G6) 83% higher weight in low 73% Time cost funds 1.9% 2.4% -11 bp YoY +45 bp YoY Demand Main Peers G6 Source: CNBV Public information. Note G6 includes Banorte, Santander, Citibanamex, Scotiabank, HSBC and Inbursa. / 9

We constantly transformed ourselves to lead the banking industry in Mexico A larger and more profitable bank A distinctive bank for our clients based on a unique value proposition Continue leading efficiency, through operational excellence / 10

A larger and more profitable bank We are people’s bank We are enterprises & government’s bank / 11

We’re the people’s bank, outperforming in every product line Consolidating our leadership position Our strategy for sustainable growth (Market Shares as of Sep.21) BOOST NEW CUSTOMER ACQUISITION GROWING IN PROFITABLE SEGMENTS 1st Credit Card (%) 1st Payroll Loans (%) New clients Affluent & Private Banking 30.9 38.1 2.6x 2x 2.7M 62.4% New clients EBT growth Next peer 23.8 Next peer 20.3 New accounts Digital Sep. 21 vs. Sep. Dec.21e vs. Dec-9M21 9M21 16 16 OUTPERFORMING IN PRODUCTS THAT MATTER TO CLIENTS AND BOOST CROSS SELL 1st Auto Loans (%) 1st Mortgages (%) DC & CC Payroll Market Share (Ago. 21) Usage 32.2 25.7 Contracts (#) Disbursed (amount) .8 43% 2 x Next peer 19.5 Next peer 19.2 27.4% 43.4% Market Share ecommerce +79 bp +57 bp YoY Total CC & DC txns growth YoY YoY 2st 1st POSITIVE PERFORMANCE IN THE INSURANCE BUSINESS Personal Loans (%) Bancassurance (%) NAP Market Share (Jun. 21) +8,100 21.7 29.7 2st +18 % YoY Policies in 2 months 12.7 % Policies Next peer 25.9 Next peer 18.5 of total Insurance Industry (premiums ex savings) Auto, Life & Home Source: CNBV Public information (local data) 12

BBVA Investor Day

We're also the enterprise and government bank

Consolidating our leadership position
(Market Shares as of Sep.21)

1st SMEs (%)
25.2
Next peer **16.7**

1st Large Enterprises (%)
19.2
Next peer **11.9**

1st Government (%)
28.6
Next peer **27.5**

Well positioned in corporate segments
(Market Shares (% Share of Wallet as of Ago.21)

1st

DCM	ECM	Syndicated Loans	Structured Notes
21	67	25	60

Our strategy for sustainable growth

INCREASE SMALL AND MEDIUM ENTERPRISE BANK PENETRATION (Sep.21)

SME's New clients: +18.4% Increase in client base YoY

New POS: 18.2x YoY

- E2E digital onboarding
- Openpay SME product offering
- Credit offering for micro businesses

NEW PROFITABLE CLIENTS IN COMMERCIAL (Sep. 21)

Medium Enterprises

+55% More origination YoY

+3,300 New clients YoY

- E2E digital onboarding
- B2B2B partnerships

BOOSTING BUSINESS COMMERCE (Sep. 21)

645k POS Terminals Sep. 21

33.0% Market Share POS enrollment

Source: CNBV and CONDUSEF Public information (local information)

13

A distinctive bank for our clients based on a unique value proposition Leading growth with innovation Financial inclusion and Sustainability / 14

Leading growth with innovation and services beyond branches

BBVA Investor Day

App BBVA

The reference in ELECTRONIC PAYMENTS AND FINANCING

14.1M
Mobile clients
Sep.21



- Financial Health
- Buy now & pay later
- Digital Services
- In-app rewards

Card Experience

AQUA & INFINITE BIOMETRIC



Aqua

Maximum Security



Infinite

First biometric contactless credit card

6.3M **clients with digital card**
(Sep.21, e-commerce, CC+DC)

App BBVA Enterprises

DIY approach and better service for SMEs and Companies

290K
Mobile clients
Sep.21



- DIY Servicing
- POS Advance
- Biometric Auth.
- FX sales/transf.
- Balance mngmt.

Best experience for our customers
(Digital customers vs non-digital customers Sep.21)

2x CROSS-SELL › 2.2x HIGHER NPS › 2.9x LESS ATTRITION

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Promoting financial inclusion and sustainability Increase financial inclusion Boost CoDi 5.7M 3.2M ENROLLED BBVA ACCOUNTS TXNS 61% MARKET SHARE as of Sep. 38% MARKET SHARE as of 21 Sep.21 Specific product solutions 48,200 40,100 NEW CARDS 9M21 NEW CARDS 9M21 C Crea (cl history) DEBIT CARD <18 YEARS 1ST CREDIT CARD (18-30 YEARS) Mobilize sustainable financing Use of recycled plastic in the new Aqua Cards Granting of credit with special conditions to individuals and companies €104M €1,875M RETAIL 9M21 WHOLESALE LOANS & BOND UNDERWRITER 9M21 First Private Bank to issue Mkt Share Green a Green Bond in the mkt 1st Bond underwriter (Sep. 21, %) Issuance for clients of Social Bonds 28.0 316 Next peer 21.2 € M 9M 2021 / 16

Continue leading efficiency, through operational excellence / 17

Continue leading efficiency through operational excellence More transactions through more efficient channels MORE TRANSACTIONS +1,700 M +87% TXNs 9M21 9M21vs. 9M16 EFFICIENT CHANNELS % OF TOTAL FINANCIAL TRANSACTIONS 4x lower cost 53% 19% 46% 35% 23% 6% 2016 2021 2016 2021 2016 2021 BRANCH ATM DIGITAL OPTIMIZING INFRASTRUCTURE LESS 146 242 -8% BRANCHES vs openings closings DEC-16 Improving servicing with data & Tech Evolution of our Efficiency Ratio CLAIM REDUCTION 53.0 9M21 77 49.7% 38% Solved 1st contact Through App TRANSACTIONS EVOLUTION 39.4 9M21 50% 36.5 Of TXNs at ATMs are servicing (non cash withdraw) PRODUCTIVITY INCREASE Dec.21e vs. Dec.19 2016 9M21 +23% Relationship Managers productivity BBVA Main Peers G6 Note G6 includes Banorte, Santander, Citibanamex, Scotiabank, HSBC and Inbursa (Financial Group Reports). Local Information / 18

Consolidating our profitable growth Surpassing Outstanding Outperforming pre-pandemic levels profitability peers NET ATTRIBUTABLE PROFIT NAP MARKET SHARE (%) ROE (MILLION CONSTANT EUROS) (9M 21, %) 21.4% BBVA Next Peer +47% 34.5% 16.0% -30% +332 bp vs. 2016 -17 bp vs. 2016 12.2% Main Peers G6 1,811 22% 1,766 1,229 LOAN MARKET SHARE (%) NPL BBVA Next Peer (9M 21, %) 2.4% Main Peers G6 23.8% 15.1% +48 bp vs. 2016 -59 bp vs. 2016 22% 1.9% 9M19 9M20 9M21 Source: CNBV information (local information). Note G6 includes Banorte, Santander, Citibanamex, Scotiabank, HSBC and Inbursa (Financial Group Reports) Our results reflect our market leadership / 19

Final Remarks 1 STRATEGY A clear strategic path around our purpose and OUR AMBITIOUS GOALS priorities to continue growing in profitable segments. 2 EXECUTION Revenues Constant transformation journey, leveraged on data and CAGR 21 -24 close technology to support our customers in their life and business, to double digit while continue providing the best service. Efficiency 3 EARNINGS POWER low 30’s in 2024 Uniquely positioned to take advantage of the market opportunities despite changing and challenging macroeconomic conditions, and Cost of Risk continue to focus on having “the best in class efficiency” model. < 300bps on average 2022-24 Diversified Leading growth Prudent footprint risk profile / 20

BBVA Investor Day

Accelerating profitable growth in our main markets: Turkey RECEP BAªTUĞ, COUNTRY MANAGER TURKEY w

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarized information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions / 2

BBVA Investor Day Index Market Dynamics Competitive Overview Strategy Going Forward

01 Market Dynamics

Turkey: A Country with Strong Fundamentals and Long-Term Potential Despite Short-term Volatility GDP GROWTH TURKEY’S LON-RUN POTENTIAL & KEY ANCHORS Still high potential growth 3.5% 1.6% 9.5% in long-run 5.0% TURKEY EUROZONE 3.5% 1.8% 2.0% 0.9% 2019 2020 2021E 2022E 2023E 2024E Europe share.. Strategic geopolitical location A manufacturing hub 56% 50% INFLATION for Europe 19.9% ..in ..in 19.5% exports imports 18.0% 16.0% 14.6% 11.8% 12.0% Favorable demographics Young, growing and >60% under age of 40 digital savvy population Median Age: 32 Source: BRSA, World Bank, CEIC Data, Eurostat WELL REGULATED & STILL UNDERPENETRATED BANKING SECTOR Loans / 57% 104% GDP Household Debt / GDP 17% 69% Unbanked Populatio 30% 5% n (ages +15 ) # of Branches 12 23 per 100k Adults / 5

02 Competitive Overview

Outstanding Performance Among Peers Leadership in TL Lending & Sustainable Funding Base MARKET SHARE HIGHEST DEMAND DEPOSIT (TL BN) LEADERSHIP IN RETAIL LENDING MARKET SHARE GAIN ACROSS THE BOARD #1 Y-t-D bps MARKET SHARE 19% 46.3 Mortgage +98 #1 #1 TL 172 Bn 29% 44.9 35.9 20% 29.9 General TL 254 Bn Highest Peer I Peer II Peer III 19% +36 #1 Customer Purpose Deposit Retail Issuing Largest Portfolio 24% +113 #1 Private Bank Volume in TL Lending Auto 36% +85 #1 Sound Asset Quality HIGHEST NPL COVERAGE TL Business 19% +118 #2 77% LOWEST NPL RATIO1 REMARKABLE TL LOAN GROWTH CAGR (16-21) 4.0% | 5.2% 74% 68% 65% 18% Private 14% Peers Peer I Peer II Peer III Note: Market shares among private banks (1) 9M21 avg. Note : Adjusted with write-downs in 2020 and 9M 2021 / 7

Outstanding Performance Among Peers Unrivaled Leadership in All Financial Indicators HIGHEST HIGHEST F&C INCOME NIM (TL BN) 21% 21% 4.3% 6.1 >1% gap TL 0.8 Bn gap with the next with the next Net F&C Income Interest peer peer Market Share Income Market Share HIGHEST NET INCOME (TL HIGHEST BN) ROE 25% 9.1 19.3% TL 11 bn 21.5 % incl Free incl Free Net Income Provisions Provisions Market Share 50% gap >3% gap with the next with the next peer peer Note: BRSA Bank-Only 9M21 Results, market shares among private banks / 8

Main Competitive Advantages Leading to Outstanding Results Highest Leadership in Payment Network System Business & Productivity Integrated Financial & Efficiency Services Best Bank in Turkey Best-in Class Top Brand Power Technology / & Excellent Digital Customer Experience Experience / 9

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Competitive Advantages

1) Highest Network Productivity & Efficiency

HIGH GROWTH BRINGING PRODUCTIVITY & EFFICIENCY GAINS

SIGNIFICANTLY HIGHEST BANKING REVENUE
(9M21, TL BN & 2 YEAR GROWTH)

	Garanti BBVA	Peer I	Peer II	Peer III
Banking revenue (TL BN)	19.9	15.3	15.1	13.0
2 year growth	▲ 23.4%	▲ 19.5%	▲ 21.1%	▲ 3.3%

HIGHEST IMPROVEMENT IN COST / INCOME
(9M21, 2 YEAR Δ)

	Garanti BBVA	Private Peers Average
Cost / Income	34.1%	41.6%
2 year Δ	▼ -2.7%	▲ +2.5%

HIGHEST BANKING REVENUE PER BRANCH
(9M21, TL MN)

Garanti BBVA	Private Peers Average
22	16

Note: Banking Revenues = NII – Swap Cost + Net Fees & Commissions

OPEX excluding currency impact is used in the calculation of efficiency ratios. Income defined as NII inc.Swaps + Net F&C + Dividend Income + Subsidiary Income + Net Trading Income (excludes swaps & currency hedge) + Other income (net of prov. Reversals)

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Competitive Advantages 2A) Leadership in Payment System Business HIGHEST CARD CUSTOMER & HIGHEST EVER MARKET MERCHANT BASE AMONG PRIVATE SHARES IN BOTH ISSUING & ACQUIRING # OF CARD CUSTOMERS #1 RETAIL ISSUING VOLUME MS% (SEP.21, MN) (9M 21) 24% #1 7.7 +41BPS # OF MERCHANTS #2 ACQUIRING E-COMMERCE #2* (JUN.21, TH) VOLUME MS% VOLUME MS% (9M 21) (9M 21) 24% 20% #1 >400 +52BPS +1.6% Note: Market shares, among private banks and market share changes are Y-t-D * Sep’21 HIGHEST COMMISSION CONTRIBUTION NET PAYMENTS SYSTEM COMMISSIONS & SHARE IN TOTAL F&C (9M 21, TL BN) 45% TL 2.8 Bn Peer I 43% TL 2.3 Bn Peer II TL 2.1 39% Bn / 11

Competitive Advantages 2B) Integrated Financial Services with High Value Verticals SUBSIDIARIES’ CONTRIBUTION PENSION BROKERAGE TO NET INCOME(1) Highest number of Highest retail #1 participants #1 brokerage in Pension System commission income 2016 9M 21 with >16% market share # 1 in IPOs as Consortium Leader 9% 17% INSURANCE MUTUAL FUNDS Highest non-life Highest growth among peers #1 premium production Y-t-D 130% with +50 new through bank channel funds (among private) (1) Consolidated figures / 12

Competitive Advantages 3) Best-in Class Technology / Digital Experience NUMBER OF ACTIVE CUSTOMERS1 (MN) EXCEEDED 10 MN MOBILE CUSTOMERS! WITH +2.0 MN NEW CUSTOMERS SINCE MAR.20 Digital Mobile 10.6 10.1 9.6 Increase in the number of monthly 9.8 8.5 +60% logins since the beginning of 2020 6.0 #1 #1 Peer I Peer II Peer III Peer I Market share in mobile 19% CUSTOMER TRANSACTIONS2 financial transactions 6% 3% 89% increase Digita 51% in digital trx l Share of digital in total sales 1Q20 51% >80% Branch (per unit) (Pre 3Q21 44% 32% ATM Covid) (1) Active: login in last 3 months (2) Based on Top Transactions (i.e. Bill payment, Money transfer and FX transactions) that make up 90% of total transactions / 13

BBVA Investor Day

Competitive Advantages

4) Top Brand Power & Excellent Customer Experience

BEST-IN CLASS CUSTOMER EXPERIENCE

SMEs NPS #1

Individuals NPS #2

HIGHEST BRAND POWER AND MOST VALUABLE BANK

Brand Power Among Private Peers #1

Most Valuable Bank By Market Capitalization #1

Note:
Net Promoter Score research is conducted by independent research agency Ipsos for Garanti BBVA. According to the research results, Garanti BBVA has the 2nd highest Net Promoter Score among retail customers representing its own profile and leader among SME customers, in both cases compared to its competition, which includes İş_bank, Akbank, Yapı Kredi Bank, and QNB Finansbank. Research was conducted throughout 2021. Main bank customers, who have communicated with the banks over the last 3 months, were surveyed using online panel and telephone techniques by quota sampling.
Brand Power research is conducted by independent research agency Kantar for Garanti BBVA. According to the research results, Garanti BBVA has the highest Brand Power score among competition which are Ziraat Bankası, İş Bankası, Yapı Kredi Bankası, TEB, QNB Finansbank, Vakıfbank, ING, Denizbank and Akbankası in Q3. Research was conducted throughout 2021. Our target audience is main bank customers. We were conducting surveys via online panel by quota sampling.

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03 Strategy Going Forward

A clear focus on our objectives A larger and more profitable bank A distinctive bank for our clients based on a unique value proposition Continue leading efficiency through operational excellence / 16

Boost Customer Growth on Profitable Segments 1) A larger and more profitable bank fostering profitable growth STRATEGIC FOCUS KEY LEVERS 20 Mn Increase % of E2E total customer Credit Card Payroll General Purpose Micro digital onboarding base Customers & Pension Loans & Overdraft Segment Customers +1.5 Mn Leveraging on our new customer 2 strength acquisition X >50% of 47% of in business annually in profitability vs. new customer acquisition GPL granted to banking w/o card from payroll payroll customers Lower Loyalty focused Attrition Consolidated leadership in card and payroll customers actions Tapping “Unbanked” Potential / 17

Sustain Leadership in Profitable Products / Segments 1) A larger and more profitable bank fostering profitable growth CONSOLIDATING EMPOWERING MARGIN LEADERSHIP Presence on Focused in Retail Lending across Commercial Front the board GAP WITH (9M 21) #1 Core NIM Mortgag 29% 1 e TL 2 15 bps 19% 1.3 Busine . 3 0% General ss % 19% 1 Purpose Acquirin Private 24% 2 28 bps g Volume Peer Retail 24% 1 Avg. Issuing Volume TL Non- 20% 2 163 bps Cash Auto 36% 1 Lending KEY LEVERS Leveraging Digital AI Based Risk Capabilities E2E Models commercial lending Core NIM adjusted for swap cost and CPI linkers income Coverage Ratio: Adjusted with write-downs in 9M21 and 2020 without compromising RISK DISCIPLINE NPL % 4.6 4.0% % (Sep.21) Coverage 77% 69% (Sep.21) CoR .56 .64 0% 0% (9M 21) Private Peer Avg. Boost Cross-Sell / 18

Unique Value Proposition 2) A distinctive bank with a unique value proposition Sustainability Financial Health / Advice MANY FIRSTS IN THE MARKET AND IN THE WORLD KEY First & only bank in Turkey to join Net Zero Banking Alliance PROGRESS Carbon Neutral Bank as of 2020 First bank in Turkey with coal phase-out plan renewable Market Leader 100% energy financing in new 24.7% share Project Finance loans since 2014 in wind farm financing STRATEGIC New / Innovative Solutions Advisory Role FOCUS / Women Entrepreneurship KEY LEVERS Diversify sustainable finance portfolio Support # in Europe in # in new TURKEY capacity renewable energy installed capacity additions (2016-20) New tools and features on Mobile New advertising platform focused on Financial Health BONUS CHECK-UP Reasons for decline & tips for improvement More personalized, proactive, impactful guidance Focus both on savings and lending solutions Capture Growth Opportunities / 19

Operational Excellence 3) Continue leading efficiency, through operational excellence STRATEGIC FOCUS Cost / Income Constantly Improving Business Model with Efficiency -2.7% Focus 34.1% in last 2 yrs Optimizing # of Branches Relationship Model 968 Ä 874 Ongoing Digital Migration -94—Dec.16 Sep.21 Position Mobile as “Center of Experience” >80% Leveraging Digital as Share of Digital Sales Primary Growth Area for (in units) Sales KEY LEVERS Remote Roles / Central Customer Service Representative Process Focus / Robotic Process Automation Further Re- Channeling & Digital Sales Boost Digitalization of Enterprises / SMEs / 20

Key Takeaways Unrivaled leadership Looking ahead OUR AMBITIOUS GOALS Turkey’s best bank with Sustain by far Leadership (consolidated) a distinctive value proposition in profitability: REVENUE (2022-2024) and leaderships in key areas Focus on customer growth CAGR: High-Proven track record of solid Sustain leadership in key teens financial results products – without compromising risk and price COST / INCOME (2024) disciplines Low 30´s Sustainable Profit Generation and robust Operational excellence –growth leverage digital capabilities CoR (Avg., 2022-2024) Pioneer in Digital <150 bps Capabilities Unique Value Propositions–financial health and sustainability / 21

BBVA Investor Day

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: November 18, 2021
By: /s/ Patricia Bueno Olalla
Name: Patricia Bueno Olalla
Title: Investor Relations Manager